UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                               BOFI HOLDING, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   05566U 10 8
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                                 (CUSIP Number)

                                December 31, 2009
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/x/ Rule 13d-l(c)
/ / Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    CUSIP No.....................05566U 10 8

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1.    Name of Reporting Persons. I.R.S. Identification Nos. of above persons
      (entities only).

      Grand Slam Asset Management, LLC; IRS # 22-3779105
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2.    Check the appropriate box if a group*                       (a) |_|
                                                                  (b) |_|
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3.    SEC Use Only

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4.    Citizenship or Place of Organization

      Delaware, USA
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Number of Shares          5.  Sole Voting Power                   0
Beneficially              ------------------------------------------------------
Reporting Person          6.  Shared Voting Power                 507,350
With:                     ------------------------------------------------------
                          7.  Sole Dispositive Power              0
                          ------------------------------------------------------
                          8.  Shared Dispositive Power            507,350
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9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      507,350
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10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions) |_|
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11.   Percent of Class Represented by Amount in Row (9)

      6.2%*
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12.   Type of Reporting Person (See Instructions)

      IA
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*     Based on 8,189,544 shares of common stock outstanding as of February 3,
      2010, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended on December 31, 2009.


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

                    CUSIP No.....................05566U 10 8

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1.    Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Grand Slam Master Fund, Ltd.; IRS # 20-0239056
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2.    Check the appropriate box if a group*                       (a) |_|
                                                                  (b) |_|
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3.    SEC Use Only

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4.    Citizenship or Place of Organization
      Cayman Islands


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Number of Shares          5.  Sole Voting Power                   0
Beneficially              ------------------------------------------------------
Reporting Person          6.  Shared Voting Power                 507,350
With:                     ------------------------------------------------------
                          7.  Sole Dispositive Power              0
                          ------------------------------------------------------
                          8.  Shared Dispositive Power            507,350
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9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      507,350
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10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions) |_|
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11.   Percent of Class Represented by Amount in Row (9)

      6.2%*
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12.   Type of Reporting Person (See Instructions)

      OO
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*     Based on 8,189,544 shares of common stock outstanding as of February 3,
      2010, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended on December 31, 2009.

                    CUSIP No.....................05566U 10 8

--------------------------------------------------------------------------------
1. Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Mitchell Sacks
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2.    Check the appropriate box if a group*                       (a) |_|
                                                                  (b) |_|
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3.    SEC Use Only

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4.    Citizenship or Place of Organization

      USA
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Number of Shares          5.  Sole Voting Power                   70,800
Beneficially              ------------------------------------------------------
Reporting Person          6.  Shared Voting Power                 0
With:                     ------------------------------------------------------
                          7.  Sole Dispositive Power              70,800
                          ------------------------------------------------------
                          8.  Shared Dispositive Power            0
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9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      70,800
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10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions) |_|
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      .9%*
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12.   Type of Reporting Person (See Instructions)

      IN
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*     Based on 8,189,544 shares of common stock outstanding as of February 3,
      2010, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended on December 31, 2009.


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

Item 1.
      (a)   Name of the Issuer
            BOFI Holding, Inc.

      (b)   Address of Issuer's Principal Executive Offices
            12777 High Bluff Drive #100,
            San Diego, CA 92130
Item 2.

      (a)   Name of Person Filing
            (i)   Grand Slam Asset Management, LLC
            (ii)  Grand Slam Capital Master Fund, Ltd.
            (iii) Mitchell Sacks

      (b)   Address of Principal Business Office, or if none, Residence
            (i) Grand Slam Asset Management LLC's principal business office is:
                  2200 Fletcher Avenue, Fort Lee NJ  07024.
            (ii) Grand Slam Capital Master Fund, Ltd.'s principal business office is:
                  c/o Walkers Corporate Services Limited, Walker House,
                  87 Mary Street, George Town, Grand Cayman, KY1-9005,
                  Cayman Island.
            (iii) Mitchell Sacks's principal business office is
                  2200 Fletcher Avenue, Fort Lee NJ  07024.

      (c)   Citizenship
            (i)   Grand Slam Asset Management, LLC - Delaware
            (ii)  Grand Slam Capital Master Fund, Ltd. - Cayman Islands
            (iii) Mitchell Sacks - USA

      (d)   Title of Class of Securities
            Common Stock, par value $0.01 per share

      (e)   CUSIP Number
            05566U 10 8

Item 3. If this statement is filed pursuant to ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
      (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
      (b) |_|  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
               78c).
      (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
      (e) | | An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
      (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
      (g) |_| A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);
      (h) |_|  A savings association as defined in Section 3(b) of the
               Federal Deposit Insurance Act (12 U.S.C. 1813);
      (i) |_|  A church plan that is excluded from the definition of an
               investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
      (j) |_|  Group, in accordance with ss.240.13d- 1(b)(1)(ii)(J);

Item 4. Ownership.

      (a)-(b) Grand Slam Capital Master Fund, Ltd. holds 507,850 shares of Common Stock directly, representing approximately 6.2% of the aggregate number of shares of Common Stock outstanding. Grand Slam Asset Management, LLC serves as an investment advisor of Grand Slam Capital Master Fund, Ltd. and may be deemed to control, directly or indirectly, Grand Slam Capital Master Fund, Ltd. and to beneficially own the shares of Common Stock being reported by Grand Slam Capital Master Fund, Ltd. Mitchell Sacks, member of Grand Slam Asset Management, LLC, has sole voting authority and sole dispositive authority with respect to 70,800 shares of Common Stock held in several family trusts and/or other accounts.

      (c)   GRAND SLAM ASSET MANAGEMENT, LLC
            (i)   Sole power to vote or direct the vote: 0 shares.
            (ii)  Shared power to vote or direct the vote of 507,850 shares.
            (iii) Sole power to dispose or to direct the disposition of 0 shares.
            (iv) Shared power to dispose or to direct the disposition of 507,850 shares.

            GRAND SLAM CAPITAL MASTER FUND, LTD.
            (i)   Sole power to vote or direct the vote: 0 shares.
            (ii)  Shared power to vote or direct the vote of 507,850 shares.
            (iii) Sole power to dispose or to direct the disposition of 0 shares.
            (iv) Shared power to dispose or to direct the disposition of 507,850 shares.

            MITCHELL SACKS
            (i)   Sole power to vote or direct the vote: 70,800 shares.
            (ii)  Shared power to vote or direct the vote of 0 shares.
            (iii) Sole power to dispose or to direct the disposition of 70,800 shares.
            (iv) Shared power to dispose or to direct the disposition of 0 shares.

Item 5.     Ownership of Five Percent or Less of a Class.
            Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certification.

            By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

      Date: February 12, 2010

                                   GRAND SLAM ASSET MANAGEMENT, LLC

                                   By:  /s/  Mitchell Sacks
                                   ------------------------------------------
                                   Name:  Mitchell Sacks
                                   Title:  Member

                                   GRAND SLAM CAPITAL MASTER FUND, LTD.

                                   By:  /s/  Mitchell Sacks
                                   ------------------------------------------
                                   Name:  Mitchell Sacks
                                   Title: Director

                                   MITCHELL SACKS

                                   By:  /s/  Mitchell Sacks
                                   ------------------------------------------


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